Mail Stop 4561   September 24, 2008

Pin Pin Chau
Chief Executive Officer
Trident Bancshares, Inc.
4151 Ashford Dunwoody Road, Suite 660
Atlanta, Georgia 30319

       Re: Trident Bancshares, Inc.
               Registration Statement on Form S-1
               Filed September 3, 2008
               File No. 333-153313

Dear Ms. Chau:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   It appears that some of the warrants you have registered are immediately exercisable. Please register the underlying securities for these warrants or explain the basis for your determination that such registration is not required. Additionally, if you choose to register the underlying securities, please revise your disclosure to include the information required under Item 202(c) of Regulation S-K.

2.   We note that the company may utilize the services of brokers or dealers. Prior to the effectiveness of the registration statement, please arrange to have FINRA call

us or provide us with a letter indicating that FINRA has cleared the filing. Please also advise us of any changes with regard to whether you will use brokers or dealers to facilitate this offering.

Prospectus Cover Page

3.   Revise to discuss all the requirements to break escrow.

Prospectus Summary

4.   Please revise the preamble to state that it provides an overview of the most material aspects of the offering and remove the first sentence.

5.   Noting the company's focus on technology businesses with governmental receivables, please revise to discuss the experience and connections of your organizers in this segment. If your organizers have no such experience and connections, please include appropriate risk factor disclosure.

6.   Please revise the Terms of the Offering subsection to clarify, if true, that you must receive subscriptions for at least 2,000,000 shares of the common and preferred stock, by any combination, in order to break escrow.

7.   Revise the Summary to discuss the impact upon the investment by subscribers in the event of liquidation after you have broken escrow, including the payment of expenses.

8.   The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company's inability to offer assurances. For example, you state that you can give no assurance that the bank will ever operate profitably. Instead of stating the company's inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

9.   Please include separate risk factor disclosure addressing the risks related to (i) the fact that the organizers, directors and executives officer are not bound to purchase any shares in the offering, (ii) the irrevocable nature of the subscription rights and (iii) the possibility that the subscriber warrants may have no value and may expire worthless.

Proposed Business of Trident Bancshares

Other Services, page 23

10.   This section discloses that the bank will not engage in subprime or speculative
        lending. Please specify whether the bank will make Alt-A or other low-
        documentation type loans.

Facilities, page 25

11.   Revise your disclosure to clarify, if true, that Trident Bancshares does not have a
        contractual right to any piece of property for its headquarters/branch site. We
        note the disclosure on page F-10.

Management

Proposed Executive Officers and Directors, page 25

12.   It appears that some of your executive officers and directors have previously and
        continue to serve in management positions at other banking institutions. Please
        disclose whether any of these officers or directors are subject to any non-compete
        contracts that may affect their ability to perform their duties.

13.   We note on page 26 that Mr. Thomas intends to purchase 2,500 shares of common
        stock in the offering. Please disclose, if accurate, that Mr. Thomas has been
        exempted from the 5,000 share common stock minimum.

Executive Compensation, page 30

14.   Please confirm that no executives or directors were paid in the last completed
        fiscal year.

Stock Option Plan, page 31

15.   You disclose that fair market value of your common stock in relation to the
        exercise price of the stock options will be determined in good faith by the board
        of directors. Please revise your Risk Factors section to include this information
        and address the risks related to the board's discretion in making such
        determinations.

Warrants for Organizers, page 33

16.   Please revise to clarify how you will determine the number of warrants that can be
        tied to the holder's financial risk undertaken during the company's organization

phase.

Related Party Transactions

Advancement of Organizational Expenses, page 34

17.   Please revise your disclosure to include the nature and amount of any assets, services or other consideration received or to be received by the registrant from each organizer.

Undertakings, page II-4

18.   Please revise your undertaking to conform to the undertaking required by Item 512(a) of Regulation S-K.

Exhibits

Exhibit 5.1

19.   Please revise the legality opinion to indicate that the warrants to be issued are legal, binding obligations of the registrant under the state contract law governing the warrant agreement.

                    *   *   *   *   *

          As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Staff Attorney

cc: By fax (404) 962-6300
        Michael P. Marshall, Jr., Esq.
        Miller & Martin PLLC